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                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                            -------------------


                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934


                            (Amendment No.  3 )
                                           ---


                             Fibreboard Corp.
- --------------------------------------------------------------------------
                             (Name of Issuer)

    Common Stock, $.01 par value                    315712109
- -----------------------------------   -----------------------------------
   (Title of class of securities)                (CUSIP number)

         Stephen E. Jacobs
       Weil, Gotshal & Manges
 767 Fifth Ave., New York, NY 10153
           (212) 310-8000                       October 26, 1994
- -----------------------------------   -----------------------------------
(Name, address and telephone number       (Date of event which requires
  of person authorized to receive           filing of this statement)
    notices and communications)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box   [_].

Check the following box if a fee is being paid with the statement   [ ].


(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)
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 CUSIP No.      315712109                                   13D


  1   NAME OF REPORTING PERSON:              CRP 3800 Inc.

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
      PERSON:

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:        (a)   [_]
                                                               (b)   [x]

  3   SEC USE ONLY

  4   SOURCE OF FUNDS:*

  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED       [x]
      PURSUANT TO ITEM 2(d) OR 2(e):

  6   CITIZENSHIP OR PLACE OF                Minnesota
      ORGANIZATION:

   NUMBER OF    7   SOLE VOTING POWER:                  0
    SHARES
 BENEFICIALLY   8   SHARED VOTING POWER:
   OWNED BY
     EACH       9   SOLE DISPOSITIVE POWER:             0
   REPORTING
  PERSON WITH   10  SHARED DISPOSITIVE POWER:

  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING  0
      PERSON:

  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES         [_]
      CERTAIN SHARES:*

  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):          0

  14  TYPE OF REPORTING PERSON:*             CO




 *  SEE INSTRUCTIONS BEFORE FILLING OUT!
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     Item 1.   Security and Issuer.
               -------------------
               This amends and supplements the Statement on Schedule 13-D originally filed with the Securities and Exchange Commission (the "SEC") on December 20, 1993, amended on March 16, 1994 and further amended on April 13, 1994 (together, the "Original Schedule 13-D"), by CRP 3800 Inc., a Minnesota corporation (the "Purchaser"), with respect to its ownership of shares of common stock, par value $.01 per share (the "Shares"), of Fibreboard Corporation, a Delaware corporation (the "Company").
               Unless otherwise indicated, the information set forth in the Original Schedule 13-D remains unchanged. Unless otherwise defined herein, all capitalized terms used herein shall have the meanings ascribed to them in the Original Schedule 13-D.

     Item 4.   Purpose of the Transaction.
               --------------------------
               On October 26, 1994, the Purchaser was liquidated, and the assets of the Purchaser (which consisted solely of the Shares), subject to the liabilities of the Purchaser, were distributed to the shareholders of the Purchaser (the "Shareholders"). None of the Shareholders now holds in excess of 5% of the outstanding Shares, and each of the Shareholders holds the Shares for investment purposes only. The Shareholders are not acting, and do not intend to act, as a group for the purpose of holding, voting or disposing of Shares and each Shareholder disclaims beneficially ownership of the Shares owned by each














































     NYFS10...:\78\54578\0037\1545\SCH00394.J8A
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     other Shareholder.  Each Shareholder may, from time to time, dispose of his or her Shares on the open market in brokerage transactions or otherwise without consulting or acting in concert with any other Shareholder. The Shareholders do not intend to amend this Statement to reflect the purchase or sale of Shares by individual Shareholders except to the extent such Shareholder individually holds or acquires in excess of 5% of the outstanding Shares.
               Except as set forth above, no Shareholder has any present plans or intentions that would result in or relate to any of the transactions described in subparagraph (a) through (j) of Item 4 of
     Schedule 13D.

     Item 5.   Interest in Securities of the Issuer.
               ------------------------------------
               (a)-(b) As of the date of this Statement, the Purchaser does not beneficially own any Shares.
               (c) On October 26, 1994, the Purchaser was liquidated, and the Shares were distributed to the Shareholders. No Shareholder now holds in excess of 5% of the outstanding Shares.
               (d)  Not applicable.
               (e) On October 26, 1994, the Purchaser ceased to be the beneficial owner of more than 5% of the Shares.




















































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                                   SIGNATURES
                                   ----------

               After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information contained in this Statement is true, complete and correct.

     Dated:  October 28, 1994


                                             CRP 3800 INC.


                                             By: /s/  Raymond W. Zehr
                                                ---------------------------
                                                  Raymond W. Zehr
                                                  Vice President